Exhibit 1

JDS1, LLC’s

CASE FOR MEANINGFUL CHANGE

at

CATALYST BIOSCIENCES, INC.

(NASDAQ: CBIO)

July 28, 2022

DISCLAIMER

This presentation is for discussion and general informational purposes only. It does not have regard to the specific investment objective, financial situation, suitability, or needs of any specific person who may review this presentation and should not be taken as advice as to the merits of any investment decision.

This presentation is not an offer to sell or the solicitation of an offer to buy interests in a fund or investment vehicle managed by JDS1, LLC or any other participant in its solicitation (collectively, “JDS1”) and is being provided to you for informational purposes only. The views expressed herein represent the opinions of JDS1 and are based on publicly available information with respect to Catalyst Biosciences, Inc. (“CBIO” or the “Company”). Certain financial information and data used herein have been derived or obtained from public filings, including filings made by the Company with the U.S. Securities and Exchange Commission (the “SEC”), and other sources.

JDS1 has not sought or obtained consent from any third-party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties. any such statements or information should not be viewed as indicating the support of such third-party for the views expressed herein. No warranty is made that data or information, whether derived or obtained from filings made with the SEC or from any third-party, are accurate. No agreement, arrangement, commitment, or understanding exists or shall be deemed to exist between or among JDS1 and any third-party or parties by virtue of furnishing this presentation.

Except for the historical information contained herein, the matters addressed in this presentation are forward-looking statements that involve certain risks and uncertainties. You should be aware that actual results may differ materially from those contained in the forward-looking statements.

JDS1 shall not be responsible or have any liability for any misinformation contained in any SEC filing, any third-party report, or this presentation. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. Any estimates, projections, and pro forma information, if any, provided herein are based on assumptions which JDS1 believes to be reasonable, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. This presentation does not recommend the purchase or sale of any security.

JDS1 reserves the right to change any of its opinions, beliefs, or expectations expressed herein at any time as it deems appropriate. JDS1 disclaims any obligation to update the information contained herein. Under no circumstances is this presentation to be used or considered as an offer to sell or a solicitation of an offer to buy any security.

WHO IS JDS1, LLC?

•	JDS1, LLC (“JDS1”) is a value-oriented private investment firm based in Fort Lee, New Jersey.
•	Julian D. Singer is the Founder and Managing Member of JDS1.
•	We are long-term stockholders in Catalyst and first began accumulating Catalyst stock in February 2018.
•	JDS1, together with the other participants in its solicitation, beneficially owns approximately 8.4% of the outstanding common stock of Catalyst Biosciences, Inc., making us, collectively, Catalyst’s largest stockholder.
•	As Catalyst’s largest stockholder, we are fully aligned with ALL Catalyst stockholders.

JDS1 is committed to unlocking value for all Catalyst stockholders.

WHY WE ARE HERE: SUBSTANTIAL VALUE DESTRUCTION

•	As long-term stockholders, we have witnessed substantial value destruction under the watch of the incumbent Catalyst Board.
•	Catalyst’s stock price has plummeted by approximately 95% from its high of $35.60 in February 2018, and by approximately 78% since its closing price of $8.32 on July 22, 2019, when we called upon Catalyst to explore strategic alternatives.
•	Just over the past year, stockholders have suffered a decline of approximately 58%, even after the rebound in the stock price that occurred following Catalyst’s announcement that it had sold its complement portfolio for $60 million.

WHY WE ARE HERE: WE BELIEVE THAT CATALYST TRADES AT A SIZEABLE DISCOUNT TO CASH

•	According to Catalyst’s pro forma balance sheet filed with the SEC on May 24, 2022, Catalyst had, as of March 31, 2022, approximately $87 million in cash/cash equivalents, including the $53 million in net cash proceeds that Catalyst received from selling its complement portfolio on May 19, 2022.*
•	Yet Catalyst’s current market capitalization is approximately $56 million, which we believe represents a sizeable discount to the value of Catalyst’s cash.
•	We believe Catalyst’s discount to cash reflects the market’s lack of confidence that the Catalyst Board will take the actions necessary to unlock stockholder value.

We believe that Catalyst’s stock is trading at a sizeable discount to its cash per share.

* We recognize that the total pro forma amount of cash that Catalyst disclosed as having as of March 31, 2022 may not all be currently available for distribution to stockholders since Catalyst may have incurred liabilities, obligations, and expenses since March 31, 2022, including, we believe, to fight us in this proxy contest and prevent our highly qualified and very experienced nominees from being elected at the Annual Meeting and, thereby, prevent our nominees from being able to advocate for Catalyst to make a firm commitment to expeditiously distribute most of its cash to stockholders.

WHY WE ARE HERE: MISALIGNED BOARD W/ABYSMAL TRACK RECORD

•	Over an extended period, Catalyst’s management, under the watch of the Catalyst Board, has failed to meaningfully advance the clinical development of its drug candidates.
•	At the same time, the Catalyst Board continues to maintain a negligible economic interest in Catalyst (excluding stock options vested and exercisable within 60 days), signaling a lack of alignment with stockholders.
•	During the 16-year tenure of Dr. Usman on the Board, and as Chief Executive Officer, we are not aware of a single drug that has been successfully commercialized at Catalyst. Yet, in 2021, the Catalyst Board awarded Dr. Usman and/or paid him more than $1.2 million in total compensation. During that same year, stockholders saw the value of their shares plummet by approximately 86%.
•	As can be seen from Catalyst’s public disclosures, the members of the Catalyst Board have a negligible economic interest in Catalyst and a director’s stock ownership is mostly due to being issued stock or stock options by Catalyst in connection with service on the Board, rather than using personal funds to acquire stock on the open market.
•	According to Catalyst’s public disclosures, when stock options that are vested and exercisable within 60 days are excluded, all directors and executive officers, as a group, beneficially owned less than 1% of Catalyst’s outstanding common stock.

We question how stockholders can be assured that a stockholder-friendly mindset is truly present in the boardroom when the members of the Catalyst Board lack any significant “skin in the game.”

WHY WE ARE HERE: WE BELIEVE THE BOARD NEEDS DIRECT STOCKHOLDER REPRESENTATION TO HOLD THE BOARD’S “FEET TO THE FIRE”

•	We believe Catalyst’s recent actions – including selling its complement portfolio and acknowledging a need to distribute cash to stockholders – make clear that the current Board is “throwing in the towel” and does not believe it can organically maximize value.
•	Although Catalyst has publicly stated, in apparent response to our proxy contest, that it intends to distribute to stockholders “as much as” $65 million in cash, depending upon “several factors,” we have our doubts as to whether the current Catalyst Board will actually follow through on this plan, as it is shrouded in ambiguous terms of uncertain magnitude and timing, which we believe reflects a lack of genuine commitment.
•	Catalyst has never publicly committed to a minimum amount of cash it intends to distribute to stockholders. Nor has Catalyst ever publicly and firmly committed to a specific timetable for making any cash distributions to stockholders other than “as soon as practicable.”
•	Like all stockholders, we have no visibility into how much cash Catalyst actually has available to distribute to stockholders and how Catalyst is using its available cash.
•	With limited drug development projects and only a handful of employees remaining, Catalyst should explain to stockholders why it needs all the cash it currently holds.

We believe direct stockholder representation on Catalyst’s Board will bring a critical stockholder-oriented mindset and a sense of urgency to unlock stockholder value by expeditiously distributing the maximum amount of cash to ALL stockholders.

WHY JDS1, LLC IS PURSUING A PROXY CONTEST AT CATALYST

•	While the current classified structure of the Catalyst Board limits our ability to drive the meaningful change we believe is urgently needed, we hope to drive this change forward by replacing three incumbent members of the Board, including the Board’s current Chairman, Augustine Lawlor, who has served on the Board since February 2006 and has served as Chairman since February 2018.
•	Although our three nominees would only constitute a minority on the Catalyst Board if elected, we believe they will bring a critical stockholder-oriented mindset and a sense of urgency to unlocking stockholder value by advocating for an expeditious distribution to ALL stockholders of the maximum amount of Catalyst’s available cash, save for whatever Catalyst needs to retain to provide for contingent liabilities and administrative expenses.
•	We believe the Catalyst Board should take timely, if not immediate, action to expeditiously distribute the maximum amount of its available cash to stockholders, including following through on Catalyst’s non-committal public statement, made in apparent response to our proxy contest, that it intends to, at some unspecified point in time, return “as much as” $65 million in cash to stockholders, with the total amount to be distributed dependent upon “several factors.”

WE BELIEVE CATALYST’S POOR CORPORATE GOVERNANCE PRACTICES PROTECT AND ENTRENCH THE INCUMBENT BOARD AND MANAGEMENT TEAM

We find concerning the following poor corporate governance practices and numerous limitations on stockholder rights currently in place at Catalyst that we believe entrench the incumbent Catalyst Board and management team:

•	Classified Board of Directors
•	Catalyst’s proxy statement for its 2021 Annual Meeting of Stockholders disclosed that, effective immediately prior to the 2021 Annual Meeting, Dr. Usman, Catalyst’s President and Chief Executive Officer, was reassigned from Class III, the class that was up for re-election at the 2021 Annual Meeting, to Class II, the class that is not up for re-election until Catalyst’s 2023 Annual Meeting of Stockholders. As such, Catalyst’s stockholders were denied the opportunity to vote at the 2021 Annual Meeting on whether Dr. Usman should be re-elected to another three-year term. In effect, Dr. Usman’s term was extended without any stockholder vote whatsoever.
•	We believe Catalyst is proposing to declassify its Board in phases only in response to our proxy contest and our previously announced plans to present a declassification proposal at the Annual Meeting.
•	No Action by Written Consent
•	No Ability to Call Special Meetings
•	Plurality Voting Standard in Uncontested Elections.
•	Inability of Stockholders to Fill Vacancies
•	Supermajority Vote Required to Remove Directors
•	Supermajority Vote Required to Amend Certain Provisions in Catalyst’s Charter

WE HAVE MADE NUMEROUS ATTEMPTS TO RESOLVE OUR CONCERNS WITH CATALYST, EVEN OFFERING TO DROP OUR PROXY CONTEST AND LITIGATION IF CATALYST WOULD FIRMLY COMMIT TO EXPEDITIOUSLY DISTRIBUTE CASH

•	We have sought to constructively work in good faith with Catalyst and its Board.
•	Over the past eight months, we have made numerous attempts to settle with Catalyst.
•	To date, our efforts to settle with Catalyst have been futile, as we believe Catalyst and its Board have been more interested in “gamesmanship” and self-preservation than in working with us to avoid a proxy contest.
•	On multiple occasions, we offered to drop our proxy contest and litigation against Catalyst if Catalyst would firmly commit to distribute to stockholders a substantial and specific amount of its available cash within a fixed timetable.
•	We continue to believe that Catalyst and its Board have forced us into a proxy contest that is extremely costly for both us and Catalyst and we remain open to alterative paths to ensure that Catalyst firmly commits to an expeditious distribution of the maximum amount of its available cash to stockholders

OUR NOMINEES ARE HIGHLY QUALIFIED, EXTREMELY CAPABLE, AND READY TO SERVE THE BEST INTERESTS OF ALL CATALYST’S STOCKHOLDERS

•	We have nominated a slate of three highly qualified and experienced individuals:
•	Public company Chairman and CEO experience
•	Significant public company board experience
•	Committed to unlocking stockholder value, including advocating for the maximum amount of Catalyst’s available cash to be expeditiously distributed to ALL stockholders
•	Committed to best-in-class corporate governance
•	Ready to serve the best interests of ALL Catalyst’s stockholders
•	Although our three nominees would only constitute a minority on the Catalyst Board if elected, we believe they will bring a critical stockholder-oriented mindset and a sense of urgency to the need to unlock stockholder value by expeditiously distributing to ALL stockholders the maximum amount of Catalyst’s available cash, save for whatever Catalyst needs to retain to provide for contingent liabilities and administrative expenses.

OUR NOMINEES ARE HIGHLY QUALIFIED, EXTREMELY CAPABLE, AND READY TO SERVE THE BEST INTERESTS OF ALL CATALYST’S STOCKHOLDERS

•	Shelly Lombard, Age 62
•	Private investor, independent consultant, and public company director.
•	Currently serves as an independent consultant, focusing on investment analysis and financial training.
•	Has over 30 years of experience analyzing, valuing, and investing in companies.
•	Prior to becoming a consultant, she served as Director of High Yield and Special Situation Research for Britton Hill Capital, a broker dealer specializing in high yield and special situation bank debt and bonds and value equities, from 2011 to 2014.
•	Prior to that, she was a high yield and special situations bond analyst and was also involved in analyzing, managing, and restructuring proprietary investments for various financial institutions.
•	Ms. Lombard was named by the NACD as one of its Directorship 100 Honorees for 2021.
•	Ms. Lombard holds an MBA in Finance from Columbia University’s Graduate School of Business and a Bachelor of Arts in Communications and Government from Simmons College.
•	Public company directorships: Bed Bath & Beyond Inc. (March 2022 to Present), INNOVATE Corporation (May 2020 to June 2022), Spartacus Acquisition Corporation (September 2020 to October 2021), and Alaska Communications Systems Group, Inc. (June 2020 to July 2021).

OUR NOMINEES ARE HIGHLY QUALIFIED, EXTREMELY CAPABLE, AND READY TO SERVE THE BEST INTERESTS OF ALL CATALYST’S STOCKHOLDERS

•	Matthew Stecker, Age 53
•	Currently serves as the Chairman of the Board, President, and Chief Executive Officer of Symbolic Logic, Inc., formerly known as Evolving Systems, Inc., a technology strategy and investment company, having served as a member of the Board of Directors since March 2016.
•	Former Senior Policy Advisor to the United States Department of Commerce from 2014 to 2017. In that capacity, Mr. Stecker was part of the team that launched the First Responder Network Authority (FirstNet).
•	Former CEO of Live MicroSystems, Inc. (November 2009 to December 2013)
•	Mr. Stecker holds a B.A. in Political Science and Computer Science from Duke University, and a law degree from the University of North Carolina at Chapel Hill School of Law.
•	Public company directorships: Symbolic Logic, Inc. (March 2016 to Present), SeaChange International, Inc. (February 2021 to Present and Lead Independent Director since July 2022), Live Microsystems, Inc. (2013 to Present), HealthWarehouse.com Inc. (December 2010 to August 2013), SITO Mobile, Ltd. (June 2017 to September 2017), and MRV Communications (April 2013 to June 2016).

OUR NOMINEES ARE HIGHLY QUALIFIED, EXTREMELY CAPABLE, AND READY TO SERVE THE BEST INTERESTS OF ALL CATALYST’S STOCKHOLDERS

•	Igor Volshteyn, Age 45
•	Since July 2021, Mr. Volshteyn has served as the President and CEO of CCUR Holdings, Inc.
•	Former Chief Financial Officer and a director of Spartacus Acquisition Corporation a special purpose acquisition corporation focused on the technology, media, and telecom (TMT) industry that completed a business combination transaction with NextNav Inc. in October 2021.
•	Mr. Volshteyn served as the Managing Partner and Chief Investment Officer at Echelon Investment Partners LP from May 2016 to December 2018.
•	Mr. Volshteyn began his career as a research analyst and investment banker at Tejas Securities Group, Inc. focusing primarily on technology and telecommunications and has over twenty years of experience in the investment management industry.
•	Mr. Volshteyn holds a Bachelors of Business Administration in Finance, with highest honors, from the University of Texas at Austin.
•	Public company directorships: Symbolic Logic, Inc. (January 2022 to Present), Goodman Networks, Inc. (August 2019 to February 2020), Spartacus Acquisition Corporation (August 2020 to November 2021). Currently a nominee for election to the Board of SeaChange International, Inc.

SUPPORT JDS1’S EFFORTS TO UNLOCK STOCKHOLDER VALUE AND DRIVE THE EXPEDITIOUS DISTRIBUTION TO STOCKHOLDERS OF THE MAXIMUM AMOUNT OF AVAILABLE CASH BY VOTING FOR JDS1’S THREE HIGHLY QUALIFIED NOMINEES ON THE GOLD PROXY CARD TODAY

•	We also urge you to discard any white proxy card or voting instruction card you may receive from Catalyst. Even a WITHHOLD vote with respect to Catalyst’s nominees on its white proxy card will cancel any GOLD proxy card previously given to JDS1. If you previously signed a white proxy card sent to you by Catalyst, you can revoke that proxy card and vote for JDS1’s nominees by voting a new GOLD proxy card. Only your latest-dated proxy card will count.
•	We urge you to carefully consider the information contained in the Definitive Proxy Statement we filed with the SEC on July 19, 2022, and then support our efforts by signing, dating, and returning today the GOLD proxy card or instruction form.

If you have any questions, require assistance in voting your GOLD proxy card, or need additional copies of JDS1’s proxy materials, please contact Kingsdale Advisors, our proxy solicitation firm, using the contact information provided below.

745 Fifth Avenue, 5th Floor
New York, NY 10151
North American Toll-Free Phone:
1-888-302-5677
Email: contactus@kingsdaleadvisors.com
Call Collect Outside North America: 1-416-867-2272

IMPORTANT INFORMATION

This presentation may be deemed to be solicitation material in respect of the solicitation of proxies from stockholders in connection with Catalyst Biosciences, Inc.’s 2022 Annual Meeting of Stockholders (the “2022 Annual Meeting”). On July 19, 2022, JDS1, LLC and the other participants in its proxy solicitation filed a definitive proxy statement and an accompanying GOLD proxy card with the Securities and Exchange Commission in connection with its solicitation of proxies for the Annual Meeting. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND STOCKHOLDERS ARE STRONGLY ENCOURAGED TO READ JDS1’S PROXY STATEMENT, THE ACCOMPANYING GOLD PROXY CARD, AND ANY AMENDMENTS AND SUPPLEMENTS THERETO, AND OTHER DOCUMENTS FILED BY JDS1 WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION. Information regarding the identity of participants, and their direct or indirect interests, by security holdings or otherwise, is set forth in JDS1’s Proxy Statement, including the schedules thereto. Stockholders can obtain JDS1’s Proxy Statement, any amendments or supplements to JDS1’s Proxy Statement and other documents filed by JDS1 with the SEC for no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge at the following website: http://www.myproxyonline.com/jds1. Investors can also contact JDS1’s proxy solicitor, Kingsdale Advisors, toll free at 1-888-302-5677.